Davlin Philanthropic Fund

October 2014
The Davlin Philanthropic Fund
The Royce Challenge

Hello Fellow Fundraiser,

Would you like to generate a $1,000 grant for your charity?

We've have recently released a second round of grant funding
generously given by Charles. M. Royce. Now we must distribute it.

My name is Bill Davlin, Founder, and President, of the Davlin
Philanthropic Fund. Building on the success of the first round of
Royce Challenge funding grants, we are now offering $100,000 more in
grants on a first-come, first-serve basis to charities like yours.

The Royce Challenge is sponsored by renowned investor and
philanthropist Charles M. Royce, Founder and President of the Royce
Funds and the Royce Family Fund.

The Davlin Philanthropic Fund is a socially responsible mutual fund
where the investors own the assets and get all the return, and their
favorite charity gets a significant portion of the advisory fees.

"The Davlin Philanthropic Fund is effective because people don't have
to make a choice between saving for retirement and giving to charity.
With this Fund, the more you save for the future, the more you
donate. It's a win-win approach." said Mr. Royce, who was an early
investor in the Fund.

To receive a $1,000 grant from Mr. Royce, just become a new investor
in the Davlin Philanthropic Fund by opening an IRA or standard
account, and choose your current non-profit employer to receive your
donations.

Our goal is to foster new investments in the Fund and to drive
increased, sustainable, charitable giving.

Charities who received grants from our first Challenge round include:
Earthwatch Institute, Boston Harbor Island Alliance and National
Marine Life Center, to name a few.

For a detailed Q & A, please go to:
http://cts.vresp.com/c/?DavlinPhilanthropicF/2858cfe553/TEST/d4ffbc1a26

To download a Royce Challenge application, please go to:
http://cts.vresp.com/c/?DavlinPhilanthropicF/2858cfe553/TEST/62ef776182 –
http://cts.vresp.com/c/?DavlinPhilanthropicF/2858cfe553/TEST/7885cb1f08

Should you have questions, don't hesitate to call us directly at:
(434) 406-0656 or email us at RoyceChallenge@DavlinFunds.org –
RoyceChallenge@DavlinFunds.org?subject=Royce%20Challenge .

We look forward to working with you to advance your mission,

sustainable giving, and philanthropy.

Thank you for considering my invitation.

Best regards,

William E.B. Davlin
President
Davlin Philanthropic Fund

Performance data represents past performance, which is not indicative of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost; and that current performance may be lower or higher than the performance data quoted. As always, investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains these as well as other information about the Fund. A prospectus and current performance data may be obtained from - http://cts.vresp.com/c/?DavlinPhilanthropicF/2858cfe553/TEST/77fe6c5733 www.DavlinFunds.org or by calling 1-877-Davlin-8. Read the prospectus carefully before investing. The Fund's total expense ratio, as provided in the Fund prospectus dated June 24, 2014, was 1.55%.

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Davlin Philanthropic Fund
44 River Road, Suite A
Wayland, Massachusetts 01778
US